Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Bandwidth Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05988J103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05988J103	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons John C. Murdock
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 724,565
	6	Shared Voting Power 0
	7	Sole Dispositive Power 724,565
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 724,565
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.7%
12	Type of Reporting Person IN

CUSIP No. 05988J103	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

Bandwidth Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

900 Main Campus Drive

Raleigh, NC 27606

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of John C. Murdock (the “Reporting Person”).

(b) Address or Principal Business Office:

The business address of the Reporting Persons is c/o Bandwidth Inc. 900 Main Campus Drive, Suite 500, Raleigh, North Carolina 27606.

(c) Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).

(e) CUSIP Number:

05988J103

ITEM 3.

Not applicable.

CUSIP No. 05988J103	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 4,197,831 shares of Class A Common Stock outstanding as of January 31, 2018 and assumes the conversion of the Class B Common Stock, par value $0.001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

a) Amount beneficially owned:

The Reporting Person is the record holder of 92,382 shares of Class B Common Stock. The Reporting Person also beneficially owns (i) 527,767 shares of Class A Common Stock that the Reporting Person has the right to purchase pursuant to currently exercisable options, (ii) 52,409 shares of Class B Common Stock as sole trustee for the John C. Murdock Family Line Trust and (iii) 52,007 shares of Class B Common Stock as sole trustee for the Murdock Trust ‘D’ u/a dated May 16, 2005.

(b) Percent of class: 14.7%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 724,565

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 724,565

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

CUSIP No. 05988J103	Schedule 13G	Page 4 of 5

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 05988J103	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2018

John C. Murdock

/s/ John C. Murdock